Mail Stop 3233
                                                                  July 12, 2018

     Via E-mail
     N. Nora Nye
     Seed Equity Properties LLC
     1660 South Albion Street
     Suite 321
     Denver, Colorado 80222

            Re:      Seed Equity Properties LLC
                     Draft Offering Statement on Form 1-A
                     Submitted June 15, 2018
                     CIK No. 0001743305

     Dear Ms. Nye:

            We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
     Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

     General

     1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

                 the specific exemption that you intend to rely on; and

                 how your investment strategy and business model will support that exemption.
        Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.
 N. Nora Nye
Seed Equity Properties LLC
July 12, 2018
Page 2


2. Please tell us if your Manager intends to register as an investment adviser under the
   Investment Advisers Act of 1940, as amended. To the extent your Manager does not intend to register as an investment adviser, please provide us with a supplemental detailed analysis as to why you believe your Manager is not required to register. Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.

3. We that note you are a real estate limited liability company and that you have not yet identified any mortgages to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms
   Compliance and Disclosure Interpretations 128.06 Item 7(c) of Part II of Form 1-A, and CF
   Disclosure Guidance Topic No. 6. For example purposes only, please provide prior performance disclosure.

4. We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

5. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

6. We note your disclosure that you anticipate that members will begin receiving distributions of profits no later than 2 years after the close of this offering. Please tell us your basis for this claim or remove this disclosure.

7. We note the arbitration provision, jury trial waiver and class action waiver in your subscription agreement. In addition, you also have another arbitration provision in your bylaws. Please revise your offering circular to add a thorough discussion of how these provisions may impact the rights of security holders. Please include in your disclosure:

           Whether the noted provisions only apply to claims relating to this offering or whether they apply more generally to compliance with the federal securities laws;
 N. Nora Nye
Seed Equity Properties LLC
July 12, 2018
Page 3

           Whether purchasers of shares in a secondary transaction would be subject to these provisions;

           The material risks to investors resulting from these provisions, including the potential limitations that could result for shareholders; and

           With respect to the two arbitration provisions, whether you intend for arbitration to be the exclusive means for resolving disputes, including any circumstances under which you may elect not to use arbitration, and the forum in which arbitration must be conducted and how each arbitration clause operates with each other.

    Also, please describe more specifically the basis for your belief that these provisions are enforceable under federal law, the laws of the State of Delaware and the laws of the State of
    Colorado.

8. We note that subscription agreement includes a fee shifting provision under
Section 8.7.
   Please expand your disclosure to specify the types of actions subject to fee shifting and whether the provision is intended to apply to claims under the federal securities laws. In this respect, please clarify how this provision will work in conjunction with the arbitration provision. Please also clarify the level of recovery required by the plaintiff to avoid payment. Lastly, please specify who is subject to the provision and who is allowed to recover under the provision. Please include a risk factor disclosure regarding the risk that the fee shifting provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

9. Please include the signatures required by Form 1-A.

Estimated Use of Proceeds

10. We note your disclosure that you have identified an initial project which seeks to raise $2 million to acquire a historic Colorado mining property and develop the property into a resort/hospitality destination, and that this project should be your first investment. Please disclose whether you have entered into any negotiations with respect to this investment.

Management Fees

11. We note your disclosure that additional personnel salaries of the company or the Manager will be negotiated at the time of hiring. Please clarify whether the company will reimburse the Manager for personnel costs.
 N. Nora Nye
Seed Equity Properties LLC
July 12, 2018
Page 4

Significant Security Ownership of our Manager

12. We note your disclosure of the ownership interests of N. Nora Nye and James Carr in your
    Manager. Please also provide a beneficial ownership table regarding the outstanding ownership interests in the company as required by Item 12 of Form 1-A.

        You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson Lee,
Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3391 with any other questions.


                                                            Sincerely,

                                                            /s/ Erin E. Martin

                                                            Erin E. Martin
                                                            Legal Branch Chief
                                                            Office of Real
Estate and
                                                            Commodities